

Mail Stop 3561

October 26, 2007

<u>By U.S. Mail</u>

Constellation Energy Group, Inc.
John Collins
Principal Financial Officer
750 E. Pratt Street
Baltimore, MD 21202

   Re: **Constellation Energy Group, Inc.**
      Form 10-K for the year ended December 31, 2006
      Filed February 27, 2007
      File No. 1-12869

Dear Mr. Collins:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Michael Moran
          Branch Chief Accountant